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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B), (C) and (D) AND AMENDMENTS THERETO
FILED PURSUANT TO 13D-2(B)

(Amendment No. 8)*

IDX SYSTEMS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

449491 10 9
(CUSIP Number)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03/00)	Page 1 of 4 pages

CUSIP No. 449491 10 9	13G	Page 2 of 4 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Robert H. Hoehl

2.	Check the Appropriate Box If a Member of a Group (See Instructions) Inapplicable	(a) [_] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 12,472 (consists of (i) 624 shares held individually by Mr. Hoehl, and (ii) 11,848 shares that Mr. Hoehl has the right to acquire within sixty days of December 31, 2003).

6.	Shared Voting Power

		2,731,408 (consists of (i) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (ii) 222,179 shares held by Mrs. Hoehl, as trustee of a trust, the beneficiary is the Hoehl's child, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (iii) 980,617 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; and (iv) 1,448,612 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01, as to which shares Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement).

	7.	Sole Dispositive Power 12,472 (consists of (i) 624 shares held by Mr. Hoehl, individual, and (ii) 11,848 shares that Mr. Hoehl has the right to acquire within sixty days of December 31, 2003).

	8.	Shared Dispositive Power 80,000 (represents 80,000 shares held by the Hoehl Family Foundation, as to which shares Mr. disclaims beneficial ownership).

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,743,880 (consists of (i) 1,448,612 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01, a Florida intangible tax exemption trust; (ii) 980,617 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (iii) 11,848 shares which Mr. Hoehl has a right to acquire within sixty days of December 31, 2003; (iv) 222,179 shares held by Mrs. Hoehl, as trustee of a trust, the beneficiary of which is the Hoehl's child, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (v) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; and (vi) 624 shares held individually by Mr. Hoehl).

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Inapplicable	|_|

11.	Percent of Class Represented by Amount in Row (9) 9.25%

12.	Type of Reporting Person (See Instructions) IN

SEC 1745 (03/00)	Page 2 of 4 pages

CUSIP No. 449491 10 9	13G	Page 3 of 4 Pages

Item 1(a)    Name of Issuer:

                     IDX Systems Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                     40 IDX Drive
                     P.O. Box 1070
                     Burlington, Vermont 05402

Item 2(a)   Name of Filing Person:

                     Robert H. Hoehl, individually

Item 2(b)   Address of Principal Business Office or if none, Residence:

                     9762 Bentgrass Bend
                     Naples, FL 34108

Item 2(c)   Citizenship:

                     United States of America

Item 2(b)   Title of Class of Securities:

                     Common Stock, $0.01 par value

Item 2(e)   CUSIP Number:

                     449491 10 9

Item 3       Description of Person Filing:

                     Inapplicable

Item 4       Ownership:*

                     (a) Amount Beneficially owned:

                         2,743,880
________________________
* As of December 31, 2003. This amount consists of (i) 1,448,612 shares held by Cynthia K.
Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01, a Florida intangible tax exemption trust, as to which shares Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement; (ii) 980,617 shares held by Cynthia
K. Hoehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01, as
to which shares Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (iii) 11,848 shares which Mr. Hoehl has a right to acquire within sixty days of December 31, 2003; (iv) 222,179 shares held by Mrs. Hoehl, as trustee of a trust, the beneficiary of which is the Hoehl's child as to which shares Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownerhsip; (v) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; and (vi) 624 shares held individually by Mr. Hoehl.

SEC 1745 (03/00)	Page 3 of 4 pages

CUSIP No. 449491 10 9	13G	Page 4 of 4 Pages

                     (b) Percent of Class:    9.25%

                     (c) Number of Shares as to Which Such Person Has:

                           (i)     sole power to vote or to direct the vote:          12,472
                           (ii)    shared power to vote or to direct the vote:          2,731,408
                           (iii)   sole power to dispose or to direct the disposition of:        12,472
                           (iv)   shared power to dispose or to direct the disposition of:         80,000

Item 5     Ownership of Five Percent or Less of a Class:

                     Inapplicable

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

                     Cynthia K. Hoehl has the right to receive or the power to direct the receipt of dividends from, or proceeds from, as applicable, the sale of (i) 222,179 shares held by Mrs. Hoehl as trustee of a trust, the beneficiary of which is the Hoehl's child; (ii) 1,448,612 shares held by Mrs. Hoehl as trustee of the Robert H. Hoehl FLITE U/A 12/12/01;
                      (iii) 980,617 shares held by Mrs. Hoehl as trustee of the Robert H. Hoehl Grantor
                     Retained Annuity Trust U/A 12/12/01; and (iv) 80,000 shares held by the Hoehl
                     Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children.

Item 7     Identification and Classification of the Subsidiary Which Acquired the Security
               Being Reported on By the Parent Holding Company or Control Person:

                   Inapplicable

Item 8     Identification and Classification of Members of the Group:

                   Inapplicable

Item 9     Notice of Dissolution of a Group:

                   Inapplicable

Item 10     Certification:

                   Inapplicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ ROBERT H. HOEHL ________________________________ Robert H. Hoehl

SEC 1745 (03/00)	Page 4 of 4 pages